Exhibit 99.1

Nano Dimension Announces ADS Ratio Change

Holders of Nano Dimension’s ordinary shares, which are traded on The Tel Aviv Stock Exchange, are entirely unaffected by the new exchange ratio for ADSs

NESS ZIONA, Israel, October 7, 2019 – Nano Dimension Ltd., a leading additive electronics provider for electronics (NASDAQ, TASE: NNDM), announced today that it will change the ratio of its American Depositary Shares (“ADSs”) to ordinary shares from each ADS representing five ordinary shares (1:5) to each ADS representing fifty (50) ordinary shares (1:50). This will result in a 1 for 10 reverse split on the ADR program. The ratio change will be effective on October 22, 2019.

For ADS holders, the ratio change will have the same effect as a 1 for 10 reverse ADS split. On the effective date, each ADS holder will be required to exchange every ten (10) ADSs then held for one (1) new ADS. The Bank of New York Mellon, as depositary bank, will arrange for the exchange of the current ADSs for the new ones. There is no change to Nano Dimension’s underlying ordinary shares, and the ADSs will continue to trade on the Nasdaq Capital Market under the symbol “NNDM”. Holders of Nano Dimension’s ordinary shares, which are traded on The Tel Aviv Stock Exchange, are entirely unaffected by the new exchange ratio for ADSs.

No fractional new ADSs will be issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank.

As a result of the change in the ADS ratio, the ADS price is expected to increase proportionally, enhancing the suitability of the ADSs for trading on the Nasdaq Capital Market, although Nano Dimension can give no assurance that the ADS price after the change in the ADS ratio will be equal to or greater than ten times the ADS price before the change.

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the expectation of an increase of its ADS price. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | +972-542539495 | galit@nano-di.com